The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, New York 10155

April 25, 2022

VIA EDGAR

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	belite bio, Inc (CIK No. 0001889109)
Registration Statement on Form F-1 (File No. 333-264134)
Concurrence in Acceleration Request

Dear Ms. Ansart and Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Belite Bio, Inc (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, April 28, 2022, or as soon thereafter as practicable or at such other time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name: Michael S. Jacobs
Title: Head of Equity Capital Markets